UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    n/a   )*

Container Store Group, Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

210751103

(CUSIP Number)

October 04, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	210751103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Capital Management LP 46-1394333

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

4,490,187

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

4,490,187

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,490,187

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

This amount reflects holdings as of October 16, 2023.

Percentage ownership is calculated on 51,392,282 shares of Common Stock outstanding as of July 28, 2023, as disclosed in the Issuer's Form 10-Q for the quarterly period ended July 1, 2023 as filed with the SEC on August 2, 2023.

CUSIP No.	210751103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew Barrett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

4,490,187

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

4,490,187

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,490,187

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN , HC
FOOTNOTES

This amount reflects holdings as of October 16, 2023.

Percentage ownership is calculated on 51,392,282 shares of Common Stock outstanding as of July 28, 2023, as disclosed in the Issuer's Form 10-Q for the quarterly period ended July 1, 2023 as filed with the SEC on August 2, 2023.

Pursuant to investment discretion delegated to him by Glendon Capital Management, L.P.'s investment committee, Mr. Barrett is deemed to have the power to vote and dispose of the identified shares.

CUSIP No.	210751103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Glendon Opportunities Fund II, L.P. 82-1515613

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

	6	SHARED VOTING POWER

3,038,162

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER

3,038,162

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,038,162

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
FOOTNOTES

This amount reflects holdings as of October 16, 2023.

Percentage ownership is calculated on 51,392,282 shares of Common Stock outstanding as of July 28, 2023, as disclosed in the Issuer's Form 10-Q for the quarterly period ended July 1, 2023 as filed with the SEC on August 2, 2023.

Item 1.

(a)	Name of Issuer
Container Store Group, Inc

(b)	Address of Issuer’s Principal Executive Offices
500 Freeport Parkway, Coppell, TX, 75019

Item 2.

(a)	Name of Person Filing
	(1)	Glendon Capital Management L.P.

(2)	Matthew Barrett

(3)	Glendon Opportunities Fund II, L.P.

(b)	Address of Principal Business Office or, if none, Residence
	(1)	Glendon Capital Management L.P. 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404

(2)	Matthew Barrett 2425 Olympic Blvd., Suite 500E Santa Monica, CA 90404

(3)	Glendon Opportunities Fund II, L.P. Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Rd, George Town, Grand Cayman, KY1-9008, Cayman Islands

(c)	Citizenship
	(1)	Glendon Capital Management L.P.: Delaware Limited Partnership

(2)	Matthew Barrett: United States Citizen

(3)	Glendon Opportunities Fund II, L.P.: Cayman Islands exempted limited partnership

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number
210751103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	(1)	Glendon Capital Management L.P.: 4,490,187

(2)	Matthew Barrett: 4,490,187
(3)	Glendon Opportunities Fund II, L.P.: 3,038,162

(b)	Percent of class:
	(1)	Glendon Capital Management L.P.: 8.7%

(2)	Matthew Barrett: 8.7%
(3)	Glendon Opportunities Fund II, L.P.: 5.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
	(1)	Glendon Capital Management L.P.: 0

(2)	Matthew Barrett: 0
(3)	Glendon Opportunities Fund II, L.P.: 0

(ii)	Shared power to vote or to direct the vote:
	(1)	Glendon Capital Management L.P.: 4,490,187

(2)	Matthew Barrett: 4,490,187
(3)	Glendon Opportunities Fund II, L.P.: 3,038,162

(iii)	Sole power to dispose or to direct the disposition of:
	(1)	Glendon Capital Management L.P.: 0

(2)	Matthew Barrett: 0
(3)	Glendon Opportunities Fund II, L.P.: 0

(iv)	Shared power to dispose or to direct the disposition of:
	(1)	Glendon Capital Management L.P.: 4,490,187

(2)	Matthew Barrett: 4,490,187
(3)	Glendon Opportunities Fund II, L.P.: 3,038,162

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Glendon Capital Management L.P.

Date: October 16, 2023	By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Chief Compliance Officer / General Counsel

Date: October 16, 2023	By:	/s/ Matthew Barrett
Name: Matthew Barrett
Title: Individual

Glendon Opportunities Fund II, L.P.

Date: October 16, 2023	By:	/s/ Haig Maghakian
Name: Haig Maghakian
Title: Authorized Person

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)